Mail Stop 3561

May 9, 2008

Via Fax & U.S. Mail

Mr. William B. Chiasson
Chief Financial Officer
6401 Hollis Street
Emeryville, California 94608

> **Re: Leapfrog Enterprises, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 13, 2008**
> **File No. 001-31396**

Dear Mr. Chiasson:

We have reviewed your response letter dated April 30, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

– Content Capitalization and Amortization, page F-10

1. We note from your response to our prior comment 2 that you capitalize content related costs consistent with the guidance in EITF Issue 96-6. Please revise future filings to include a more descriptive disclosure of the nature and types of costs capitalized as external content costs and include disclosure of the accounting guidance relied upon in your accounting treatment of these costs. Your revised disclosure should be similar in detail as provided in response to us.

– Advertising Expense, page F-10

2. We note from your response to our prior comment 3 that you engaged a third party vendor to identify the benefit by tracking the actual occurrence of the advertising. However, it is not clear to us the nature of the identifiable benefit received from the seller. Please note that this identifiable benefit should be specifically identifiable goods or services received from the seller in exchange for the consideration. Please explain to us further the nature of the identifiable benefit received in your cooperative advertising transactions. See EITF 01-09.

Note 7. Intangible Assets, page F-18

3. We note from your response to our prior comment 4 that for 2008, the projections used in the impairment analysis anticipate that net sales will grow at an annual percentage rate in the mid- to high-teens. In light of the fact that the only net sales growth you have had in the last five years was a 1.5% increase from 2004 to 2005, please explain to us why you believe that net sales will increase at a rate much higher than your historical results. As part of your response, please indicate how you calculated or determined the amount of the increase used in the projections. Also, please tell us about your net sales and expense projections for the years subsequent to 2008 that were included in the analysis.

4. Notwithstanding the above, please significantly expand your critical accounting policy regarding intangible assets to discuss in robust detail the methodologies and significant assumptions utilized by management in determining that no impairment of its intangible assets, including goodwill, exists. Your revised disclosure should be similar in detail as provided in your response to us.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief